PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
SAFE HARBOR COMPLIANCE STATEMENT
FOR FORWARD LOOKING STATEMENTS

In passing the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), 15 U.S.C.A. Sections 77z 2 and 78u 5 (Supp. 1996), Congress encouraged public companies to make "forward looking statements" by creating a safe harbor to protect companies from securities law liability in connection with
forward looking statements.   Acadia National Health Systems, Inc. ("Acadia"
or the "Company") intends to qualify both its written and oral forward looking statements for protection under the Reform Act and any other similar safe harbor provisions.

"Forward looking statements" are defined by the Reform Act. Generally, forward looking statements include expressed expectations of future events and the assumptions on which the expressed expectations are based. All forward looking statements are inherently uncertain as they are based on various expectations and assumptions concerning future events and they are subject to numerous known and unknown risks and uncertainties which could cause actual events or results to differ materially from those projected. Due to those uncertainties and risks, the investment community is urged not to place undue
reliance on written or oral forward looking statements of Acadia.   The
Company undertakes no obligation to update or revise this Safe Harbor Compliance Statement for Forward Looking Statements (the "Safe Harbor Statement") to reflect future developments. In addition, Acadia undertakes no obligation to update or revise forward looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time.

Acadia provides the following risk factor disclosure in connection with its continuing effort to qualify its written and oral forward looking statements for the safe harbor protection of the Reform Act and any other similar safe harbor provisions. Important factors currently known to management that could cause actual results to differ materially from those in forward looking statements include the disclosures contained in the Quarterly Report on Form 10-QSB to which this statement is appended as an exhibit and also include the following:

SUBSTANTIAL LEVERAGE; ABILITY TO SERVICE DEBT

The Company has substantial indebtedness and, as a result, significant debt service obligations. The Company's ability to make payments on its debt obligations will depend on its future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, certain of which are beyond the Company's control. If the Company is unable to service its indebtedness, it will be required to adopt alternative strategies, which may include actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing its indebtedness or seeking additional equity capital. There can be no assurance that any of these strategies could be effected on satisfactory terms.

The degree to which the Company is leveraged could have important consequences, including: (i) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or other general corporate purposes may be impaired; (ii) a substantial portion of the Company's cash flow from operations may be dedicated to the payment of principal and interest on its indebtedness, thereby reducing the funds available to the Company for its operations; (iii) the Company's existing indebtedness contains, and future financings are expected to contain, financial and other restrictive covenants, including without limitation those restricting the incurrence of additional indebtedness, the creation of liens, the payment of dividends, sales of assets, capital expenditures, and prepayment of indebtedness and those requiring maintenance of minimum net worth, minimum EBITDA and minimum interest coverage and limiting leverage; (iv) certain of the Company's borrowings are and will continue to be at variable rates of interest which expose the Company to the risk of increases in interest rates; and (v) the Company may be more leveraged than certain of its competitors, which may place the Company at a relative competitive disadvantage and make the Company more vulnerable to changes in its industry and changing economic conditions. As a result of the Company's level of indebtedness, its financial capacity to respond to market conditions, extraordinary capital needs and other factors may be limited.

LIQUIDITY

The Company expects to consummate the sale of equity in connection with a planned secondary offering prior to September 30, 1999 and to use a portion of the net proceeds from the sale to pay off indebtedness. There can be no assurance that the sale will close by such date or at all.

LITIGATION AND GOVERNMENT INVESTIGATIONS

Numerous federal and state civil and criminal laws govern medical billing activities. In general, these laws provide for various fines, penalties, multiple damages, assessments and sanctions for violations, including possible exclusion from Medicare, Medicaid and certain other federal and state healthcare programs.

The Company and its clients from time to time anticipate that they will receive in the future, official inquiries (including subpoenas, search warrants, as well as informal requests) concerning particular billing practices related to the Company and its many clients.

EVOLVING INDUSTRY STANDARDS; RAPID TECHNOLOGICAL CHANGES

Acadia's success in its business will depend in part upon its continued ability to enhance its existing products and services, to introduce new products and services quickly and cost effectively to meet evolving customer needs, to achieve market acceptance for new product and service offerings and to respond to emerging industry standards and other technological changes. There can be no assurance that Acadia will be able to respond effectively to technological changes or new industry standards. Moreover, there can be no assurance that competitors of Acadia will not develop competitive products, or that any such competitive products will not have an adverse effect upon Acadia's operating results.

The Company intends further to refine, enhance and develop certain of the Company's existing software and billing systems and to change all of the Company's billing and accounts receivable management services operations over to the Company's most proven software systems and technology to reduce the number of systems and technologies that must be maintained and supported. Moreover, management intends to continue to implement "best practices" and other established process improvements in its operations going forward. There can be no assurance that the Company will be successful in refining, enhancing and developing its software and billing systems going forward, that the costs associated with refining, enhancing and developing such software and systems will not increase significantly in future periods, that the Company will be able successfully to migrate the Company's billing and accounts receivable management services operations to the Company's most proven software systems and technology or that the Company's existing software and technology will not become obsolete as a result of ongoing technological developments in the marketplace.

YEAR 2000

It is possible that the Company's currently installed computer systems, software products or other business systems, or those of the Company's customers, vendors or resellers, working either alone or in conjunction with other software or systems, will not accept input of, store, manipulate and output dates for the year 2000 or thereafter without error or interruption (commonly known as the "Year 2000" problem). The Company has conducted a review of its business systems, including its computer systems, and is querying its customers, vendors and resellers as to their progress in identifying and addressing problems that their computer systems may face in correctly interrelating and processing date information as the year 2000 approaches and is reached. Through its review, the Company has identified a number of older legacy systems that will be abandoned in favor of a limited number of more efficient processing systems, rather than make all the systems Year 2000 compatible. Customers, vendors and resellers have been identified and requests for information distributed regarding the Year 2000 readiness of such parties.

Responses are expected through the first quarter of 1999. The Company will develop contingency plans during the first quarter of 1999 through the second quarter of 1999 in response to assessments of the Year 2000 readiness of customers, vendors and resellers. The estimated cost of the Company's Year 2000 efforts is $25,000 to $30,000 over 1998 and 1999, the majority of which represents redirection of internal resources. However, there can be no assurance that the Company will identify all such Year 2000 problems in its computer systems or those of its customers, vendors or resellers in advance of their occurrence or that the Company will be able to successfully remedy any problems that are discovered. The expenses of the Company's efforts to identify and address such problems, or the expenses or liabilities to which the Company may become subject as a result of such problems, could have a material adverse effect on the Company's business, financial condition and results of operations. The revenue stream and financial stability of existing customers may be adversely impacted by Year 2000 problems, which could cause fluctuations in the Company's revenue. In addition, failure of the Company to identify and remedy Year 2000 problems could put the Company at a competitive disadvantage relative to companies that have corrected such problems.

COMPETITION; INDUSTRY AND MARKET CHANGES

The business of providing billing and management services to physicians and hospitals is highly competitive. Acadia competes with certain national and regional physician and hospital reimbursement organizations and billing businesses (including local independent operating companies), certain national information and data processing organizations and certain physician groups and hospitals that provide their own business management services. Potential industry and market changes that could adversely affect the billing aspects of Acadia's business include (i) a significant increase in managed care providers relative to conventional fee for service providers, potentially resulting in substantial changes in the medical reimbursement process, or the Company's failure to respond to such changes and (ii) new alliances between healthcare providers and third party payors in which healthcare providers are
employed by such third party payors.   The business of providing application
software, information technology and consulting services is also highly competitive and Acadia faces competition from certain national and regional companies in connection with its technology operations. Certain of Acadia's competitors have longer operating histories and greater financial, technical and marketing resources than Acadia. There can be no assurance that competition from current or future competitors will not have a material adverse effect upon Acadia.

The Company's business is affected by, among other things, trends in the U.S. healthcare industry. As healthcare expenditures have grown as a percentage of the U.S. Gross National Product, public and private healthcare cost containment measures have applied pressure to the margins of healthcare providers.

Historically, some healthcare payors have paid the prices established by providers while other healthcare payors, notably government agencies and managed care companies, have paid less than established prices (in many cases less than the average cost of providing the services). As a consequence, prices charged to healthcare payors willing to pay established prices have increased in order to recover the cost of services purchased by government agencies and others but not paid for by them (i.e., "cost shifting"). The increasing complexity in the reimbursement system and assumption of greater payment responsibility by individuals have caused healthcare providers to experience increase accounts receivable and bad debt levels and higher business office costs. Healthcare providers historically have addressed these pressures on profitability by increasing their prices, by relying on demographic changes to support increases in the volume and intensity of medical procedures and by cost shifting. Notwithstanding the providers' responses to these pressures, management believes that the revenue growth rate experienced by certain of the Company's clients continues to be adversely affected by increased managed care and other industry factors affecting healthcare providers in the United States. At the same time, the process of submitting healthcare claims for reimbursement to third party payors in accordance with applicable industry and regulatory standards continues to grow in complexity and to become more costly. Management believes that these trends have adversely affected and could continue to adversely affect the revenues and profit margins of the Company's operations.

In recent years, the focus of healthcare legislation has been on budgetary and related funding mechanism issues. Both the Congress and the Clinton Administration have made proposals to reduce the rate of increase in projected Medicare and Medicaid expenditures and to change funding mechanisms and other aspects of both programs. In late 1995, Congress passed legislation that would substantially reduce projected expenditure increases and would make significant changes in the Medicare and Medicaid programs. Acadia cannot predict the effect of pending legislation, if adopted, on its operations.

A number of states in which Acadia has operations either have adopted or are considering the adoption of healthcare reform proposals at the state level. Acadia cannot predict the effect of proposed state healthcare reform laws on its operations. Additionally, certain reforms are occurring in the healthcare market, including certain employer initiatives such as creating purchasing cooperatives and contracting for healthcare services for employees through managed care companies (including health maintenance organizations), and certain provider initiatives such as risk sharing among healthcare providers and managed care companies through capitated contracts and integration among hospitals and physicians into comprehensive delivery systems. Consolidation of management and billing services through integrated delivery systems may result in a decrease in demand for Acadia billing services for particular physician practices.

EXISTING GOVERNMENT REGULATION

Existing government regulation can adversely affect Acadia's business through, among other things, its potential to reduce the amount of reimbursement received by Acadia's clients for healthcare services. Acadia's medical billing activities are also governed by numerous federal and state civil and criminal laws. In general, these laws provide for various fines, penalties, multiple damages, assessments and sanctions for violations, including possible exclusion from Medicare, Medicaid and certain other federal and state healthcare programs. Submission of claims for services or procedures that are not provided as claimed, or which otherwise violate the regulations, may lead to civil monetary penalties, criminal fines, imprisonment and/or exclusion from participation in Medicare, Medicaid and other federally funded healthcare programs. Specifically, the Federal False Claims Act allows a private person to bring suit alleging false or fraudulent Medicare or Medicaid claims or other violations of the statute and for such person to share in any amounts paid to the government in damages and civil penalties. Successful plaintiffs can receive up to 25 30% of the total recovery from the defendant. Such qui tam actions or "whistle blower" lawsuits have increased significantly in recent years and have increased the risk that a company engaged in the healthcare industry, such as Acadia and many of its customers, may become the subject of a federal or state investigation, may ultimately be required to defend a false claims action, may be subjected to government investigation and possible criminal fines, may be sued by private payors and may be excluded from Medicare, Medicaid and/or other federally funded healthcare programs as a result of such an action. Some state laws also provide for false claims actions, including actions initiated by a qui tam plaintiff. Any such proceeding or investigation could have a material adverse effect upon the Company.

The ownership and operation of hospitals is subject to comprehensive regulation by federal and state governments which may adversely affect hospital reimbursement. Such regulation could have an adverse effect on the operations of hospitals in general, and consequently reduce the amount of the Company's revenue related to potential hospital clients.

There can be no assurance that current or future government regulations or healthcare reform measures will not have a material adverse effect upon Acadia's business.

GOVERNMENTAL BUDGETARY CONSTRAINTS AND HEALTHCARE REFORM

     The federal government in recent years has placed increased scrutiny on the billing practices of healthcare providers and related entities. This scrutiny has been directed at, among other things, fraudulent billing practices. The Department of Health and Human Services in recent years has increased the resources of its Office of Inspector General ("OIG") specifically to pursue both false claims and fraud and abuse violations under the Medicare program. This heightened examination has resulted in a number of high profile investigations, lawsuits and settlements.

     In November 1998, the OIG released compliance plan guidance for third party billing companies, in which it identified certain areas which it viewed as particularly problematic, including, but not limited to, billing for undocumented items or services, unbundling, uncoding, inappropriate balance billing, inadequate resolution of overpayments, lack of integrity in computer systems, failure to maintain the confidentiality of information records, misuse of provider identification numbers, duplicate billing and billing for discharge in lieu of transfer, failure to properly use modifiers, illegal billing company incentives, routine waiver of copayments and discounts and professional courtesy. While not mandatory, OIG encourages companies such as Acadia and healthcare providers to adopt compliance plans. The existence of an effective compliance plan may reduce the severity of criminal sanctions for certain healthcare related offenses and may be considered in the settlement of civil investigations. The Company has an extensive compliance program that considers every aspect of the OIG release.

     In 1996, Congress enacted the Health Insurance Portability and Accounting Act of 1996 ("HIPAA"), which expanded certain fraud and abuse provisions, such as the application of Medicare and Medicaid fraud penalties to other federal healthcare programs and the creation of additional criminal offenses relating to healthcare benefit programs which are defined to include both public and private payor programs. HIPAA also provides for forfeitures and asset freezing orders in connection with such healthcare offenses. Civil monetary penalties and program exclusion authority available to the OIG also have been expanded. HIPAA contains provisions for instituting greater coordination of federal, state and local enforcement agency resources and actions through the OIG. There also have been several recent healthcare reform proposals that have included an expansion of certain laws prohibiting payment for referrals of patients for Medicare and Medicaid services to include referrals of any patients regardless of payor source.

     The United States Congress and the Clinton Administration continue to focus on controlling growth in healthcare costs. Acadia anticipates that new legislation may be introduced into Congress which may reduce projected increases in Medicare and Medicaid expenditures and make other changes in the payment and reimbursement received by healthcare providers from government healthcare programs. Acadia anticipates that such proposed legislation could, if adopted, change aspects of the present methods of paying providers under such programs and provide incentives for Medicare and Medicaid beneficiaries to enroll in health maintenance organizations and other managed care plans. Acadia cannot predict the effect of any such legislation, if adopted, on its operations.

     A number of states in which Acadia has operations either have adopted or are considering the adoption of healthcare reform proposals at the state level. Acadia cannot predict the effect of proposed state healthcare reform laws on its operations. Additionally, certain reforms are occurring in the healthcare market that may continue regardless of whether comprehensive federal or state healthcare reform legislation is adopted and implemented. These medical reforms include certain employer initiatives such as creating purchasing cooperatives and contracting for healthcare services for employees through managed care companies (including health maintenance organizations), and certain provider initiatives such as risk-sharing among healthcare providers and managed care companies through capitated contracts and integration among hospitals and physicians into comprehensive delivery systems. Consolidation of management and billing services by integrated delivery systems may result in a decrease in demand for Acadia' billing and collection services for particular physician practices, but this decrease may be offset by an increase in demand for Acadia' consulting and comprehensive business management services (including billing and collection services) for the new provider systems.

WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY WITH
OTHER MANAGEMENT SERVICES COMPANIES.

     The medical management services business is highly competitive. We compete with national and regional physician and hospital reimbursement organizations and collection businesses, national information and data processing organizations, and physician groups and hospitals that provide their own business management services. We are uncertain whether we can continue to compete successfully with all of these competitors.

     Potential industry and market changes that could adversely affect our ability to compete for billing and medical management services' business include:

     - an increase in the number of managed care providers compared to fee-for-service providers; and

     - new alliances between healthcare providers and third-party payors in which healthcare providers are employed by such third-party payors.

WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY WITH
OTHER INFORMATION OUTSOURCING COMPANIES.

     The business of providing medical services organization and consulting services is also highly competitive. We compete with national and regional companies in this regard. Certain of our competitors have longer operating histories and greater financial, technical and marketing resources than we do. We are uncertain whether we can continue to compete successfully with these competitors.

OUR REVENUE AND OPERATIONS MAY BE ADVERSELY AFFECTED BY PRICING PRESSURES WHICH ADVERSELY AFFECT OUR CLIENTS.

     We believe that the revenue growth rate experienced by our healthcare clients continues to be adversely affected by managed care pricing and declining government reimbursement levels. At the same time, the process of submitting healthcare claims for reimbursement to third-party payors in accordance with applicable industry and regulatory standards grows in complexity and cost. We believe that these trends have adversely affected and could continue to adversely affect our customers' revenues and profitability and, therefore, adversely affect us too.

CHANGES IN THE HEALTHCARE MARKETPLACE MAY DECREASE DEMAND FOR OUR BILLING SERVICES.

     In general, consolidation initiatives in the healthcare marketplace may result in fewer potential clients for our services. Some of these types of initiatives include:

     - employer initiatives such as creating purchasing cooperatives, like
       HMOs;

     - provider initiatives, such as risk-sharing among healthcare providers and managed care companies through capitated contracts; and

     - integration among hospitals and physicians into comprehensive delivery systems.

     We believe that the continued consolidation of management and billing services through integrated delivery systems could result in a decrease in demand for our billing and collection services for particular physician practices.


FUTURE INVESTIGATIONS OF HEALTHCARE BILLING AND COLLECTION PRACTICES MAY ADVERSELY AFFECT OUR BUSINESS.

     Our medical billing and collection activities are governed by numerous federal and state civil and criminal laws. Federal and state regulators increasingly use these laws to investigate healthcare providers and companies, like us, that provide billing and collection services. In connection with these laws:

     - we may be subjected to federal or state government investigation and possible civil or criminal fines;

     - we may ultimately be required to defend a false claims action;

     - we may be sued by private payors; or

     - we may be excluded from Medicare, Medicaid and/or other government funded healthcare programs.

VOLATILITY OF STOCK PRICE

Acadia believes factors such as the Company's liquidity and financial resources, healthcare reform measures and quarter to quarter and year to year variations in financial results could cause the market price of Acadia Common Stock to fluctuate substantially. Any adverse announcement with respect to such matters or any shortfall in revenue or earnings from levels expected by Management could have an immediate and material adverse effect on the trading price of Acadia Common Stock in any given period. As a result, the market for Acadia Common Stock may experience material adverse price and volume fluctuations and an investment in the Company's Common Stock is not suitable for any investor who is unwilling to assume the risk associated with any such price and volume fluctuations.